Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM N-54A

               NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

               The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

         Name:  American Capital Strategies, Ltd.

         Address of Principal Business Office (No. & Street, City, State, Zip Code): 3 Bethesda Metro Center, Suite 860, Bethesda, Maryland
                     20814

         Telephone Number (including area code):  (301) 951-6122

         Name and address of agent for service of process: Malon Wilkus, 3 Bethesda Metro Center, Suite 860, Bethesda, Maryland 20814


               Check one of the following:

         /X/ The company had filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: The registration statement was filed on August __, 1997.


         / / The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: N/A

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: N/A


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         The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in Maryland; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Newark and state of New Jersey on the 27th day of August, 1997.

         [SEAL]

                                   AMERICAN CAPITAL STRATEGIES, LTD.



                                   By  /s/ Malon Wilkus
                                       -----------------
                                       Malon Wilkus
                                       President and Director



Attest: /s/ Adam Blumenthal
        -------------------
        Adam Blumenthal
        Secretary